EXHIBIT 99
           U.S. Investor/
           Media Contact:              Jeff Reinhold
                                       Chief Financial Officer
                                       Checkpoint Systems, Inc.
                                       (856) 848-1800
                                       (212) 850-5600

           Website:
           Morgen-Walke Associates, Inc.:
                                       Donna Stein/Cindy Reid (Investors)
                                       Jennifer Gery (Media)
                                       (212) 850-5600

           European Investor/Media
           Contact:                    William Reilly
                                       Executive Vice President
                                       Checkpoint Systems, Inc.
                                       46 8-55-60-2100

           Morgen-Walke Europe S.A.:   Brian Maddox
           (August 11-12,1999)         46 8-55-60-2100
                                       33-1-47-03-68-10
                                       001-917-349-0571


FOR IMMEDIATE RELEASE

     CHECKPOINT SYSTEMS TO LAUNCH TENDER OFFER FOR METO AG

  - Creates Global Automatic Identification and Retail Supply Chain Management Provider
  - Annual Revenues of Combined Company to Exceed $750 million (C698 million); Over 40% Representing Recurring Revenues
  -  Achieves No. 1 Position in EAS Source Tagging Worldwide
  -  Accretive to Earnings in Fiscal Year 2000

Thorofare, N.J., August 11, 1999 - Checkpoint Systems, Inc. (NYSE: CKP), announced that it is launching a cash tender offer to acquire all of the outstanding shares of Meto AG, a worldwide provider of value-added labeling solutions. Headquartered in Heppenheim, Germany, Meto's stock is traded on the Stockholm Stock Exchange, following its spin-off from Sweden's Esselte in June, 1999.

The transaction is valued at approximately $300 million (C279 million), which includes the assumption of all $35 million (C32.6 million) of Meto's net debt. The purchase price of SEK65 (C7.36) per Meto share equates to a 46% premium over the price on the date of its spin-off of SEK 44.5 (C5.04). Checkpoint will utilize cash reserves and proceeds from credit facilities to be provided by First Union Capital Markets to complete the transaction.

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Mr. Kevin P. Dowd, President and Chief Executive Officer of Checkpoint Systems,
commented, "The acquisition of Meto AG positions Checkpoint advantageously as a global retail supply chain management provider, while giving us a platform to take advantage of the dynamic automatic identification market, which industry analysts project at $8 - $10 billion annually. Meto enjoys an excellent reputation in its four key product areas: barcode-labeling systems, electronic article surveillance, hand-held labeling systems and retail merchandising systems. Its areas of expertise and market penetration complement Checkpoint's strengths in the areas of Electronic Article Surveillance (EAS) systems, source tagging and RFID."

With annual revenues in excess of $750 million (C698 million), the combined company will utilize its North American and European distribution networks to increase the global reach of its respective products and services.

As a result of the acquisition, Checkpoint will increase its EAS worldwide market share to 33% and its European share to 43%, holding market leader positions in key European markets including: Germany, United Kingdom and Holland. The Americas will account for approximately 40% of the combined companies' annual revenues, with Europe representing 53%, and Asia/Pacific 7%. In the source tagging area, Checkpoint will be the clear leader with annual volume of over 800 million source tagged units. By offering both RF and EM technologies, the Company enhances its ability to serve a larger customer base in both the U.S. and in Europe.

In addition to being strategically important to Checkpoint, the acquisition will be accretive to the combined companies' earnings beginning in the year 2000. Beyond the benefits associated with achieving critical mass, the combined company expects to achieve significant efficiencies and higher utilization rates through the rationalization of its worldwide manufacturing operations. Checkpoint will incur cash expenses of approximately $25 million
- $30 million, for acquisition and integration-related costs.

Mr. Dowd continued, "In the first year of operation, we estimate that recurring revenues will represent approximately 40% of total revenues. Cross-selling opportunities are significant from both product line and geographic standpoints. Additionally, we believe there are significant synergies and efficiencies to be realized as we partner with Meto to integrate the acquisition."

"Longer term," Mr. Dowd noted, "We expect to use Meto's know-how and position in key segments of the automatic identification market to jump-start Checkpoint's entry into this exciting field."

The tender offer has been approved by Checkpoint's Board of Directors and will commence on or about August 30, 1999. The completion of the offer is conditioned upon the tender of 95% of Meto's outstanding shares, and the acquisition is subject to both U.S. and European regulatory approvals. The Blackstone Group and Enskilda Securities are the financial advisors to Checkpoint on this offer.

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Meto AG is a $375 million (C349.2 million) multinational company that manufactures and markets labeling systems designed to improve efficiency, reduce costs and provide value-added label solutions for customers across many markets and industries. Applications include automatic identification, retail security, pricing and promotional labels. Operating in 21 countries, Meto has a global network of subsidiaries and provides professional customer service and technical support around the world.

Checkpoint Systems, Inc., is a leading provider of integrated security solutions for retailers worldwide, and is a leading provider of RF source tagging, which allows its paper-thin RF tags to be embedded into product packaging. More than 350,000 Checkpoint RF EAS systems are installed worldwide.

Safe Harbor Statement for Checkpoint Systems, Inc.
This presentation may include information that could constitute forward-looking statements made within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Company's Security and Exchange Commission filings.

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